WHOLLY BROKEN

IN OUR HUMANITY WE ARE BROKEN
IN GOD, WE ARE WHOLE

 

SUMMER CROCKETT MOORE
CHOICE FILMS, INC.
PHONE: (917) 207-5015
SUMMER@CHOICEFILMS.COM

DAIRY FREE TV
STUDIO (516) 877-8077
MOBILE (516) 695-4257
TOM@TOMHUMBERTMUSIC.COM

Wholly Broken Movie & TV Series

CREATED AND WRITTEN BY TOM HUMBERT

Wholly Broken is a new dramedy musical television series that will enlighten, enrich and entertain people about life's everyday challenges and triumphs.

Wholly Broken is not preachy and the results are inspiring, emotionally charged, and triumphant!

These are the stories of eight people whose lives are connected through events that happen in their community and continually intersect. They are as normal and as imperfect as anyone who has ever lived. The episodes take place in the beautiful Hamptons and are brought to life using original songs in the style of "Glee" or "Rent" to propel the plot's effects. Musical elements include Christian rock, pop, country and Broadway. There are no shortcuts taken here; these are great award-winning actors, singers and musicians.

The themes are developed from hot topics found in the news today: terrorism, gun control, gay marriage, LGBT, bullying in schools, alcohol and drug abuse, teen pregnancy and abortion, unemployment, etc. When problems arise, the characters must decide what actions to take and ultimately what to believe.

TAG LINE: Wholly Broken - A not-so-holy minister living in the Hamptons tries to heal a broken community.



Story Format
How the show works

The shows are narrated by the main character Pastor Tom Matthews who is the facilitator of a new fellowship support group called "Religious Rehab" where we see all the main and secondary characters meeting once a month (aka. AA). The songs organically flow from the story beats and move the story forward as if they were sung monologues and/or sung dialogue. The plots are driven by hot button news topics that are current and relatable and with the use of flashbacks, each character's back story is slowly revealed which ultimately draws the viewer into a deeper relationship with that character and keeps them coming back for more.

The Story Engine

The deep conflict of the story world is that all humanity is broken, imperfect and filled with much suffering which is in direct conflict with God's promise that he loves us and will never leave us. We explore the direct conflict of the existence of God through a group of characters who question, "Is God even listening...does God even care?"

The cognitive experience of the last beats of the TV musical movie pilot points us to the engine that drives the whole show - The desire to believe and trust in a loving God while living in a world where our anxiety, inhumanity and brokenness make it almost impossible to do so. Wholly broken constantly asks the question, "Where is God?". The characters have moments of little challenges which hold out the promise of resolving the conflict and then suddenly their moments of achieving a small triumph are interrupted as they are plunged back into the original dilemma summoning the question, "Where are you God in my time of need?" Almost every character is an idealist living in a world filled with cynicism and suffering. They ask questions that other people don't. What matters is that each character stands out. At the end of episode two, a miraculous procedural element is introduced!

The basic locations are what you may find in any middle class neighborhood; a bar, a family home, the church, a restaurant, and various other locations dictated by the individual plots. Most effective are the many beautifully filmed scenes in the Hamptons at the ocean beaches, inlets, jetty rocks and marinas.



A Few "Hot Story" Topics

1. **Abortion - Right to Life / Birth Control**
2. **Abuse – Drug / Domestic / Physical / Emotional**
3. **Gun Control**
4. **High School - Bullying / Alcohol / Drugs / Peer Pressure**
5. **Unemployment**
6. **Race Relations**
7. **Illness and Disease**
8. **LGBTQ - Rights / Marriage**
9. **Terrorism - 9/11 Attack / War**
10. **Suicide**

Episodes

Pilot Movie - "What a Day"

It's a late summer Sunday in September as Tom tries to save his marriage, his job and the Hamptons Little Church only to hit rock bottom and rebound to become the man he's meant to be. After tragedy hits, the dramatic conclusion erupts filled with hope for tomorrow.



Episode 2 - "Why God?"

After the car accident, Congresswoman Dixon holds a press conference at the hospital where David and Scott are being treated. Isabel is abused by her boyfriend. Emma takes a pregnancy test. Tom asks for Kim's help. Later at the hospital, is it coincidence or miracle?

Episode 3 - "A Bump in the Road"

Paul's PTSD shows its ugly side. Isabel confronts her daughter about the pregnancy test. Rose struggles with Richard's Alzheimer's illness. Tom and Kristen are caught by Kim in an awkward situation. Emma talks with her "boyfriend" Zack. Congresswoman Dixon's son get arrested.



Episode 4 - "The Do Over"

Kristen battles her longtime depression. Congresswoman Dixon asks Pastor Tom for help with her son. During a "Religious Rehab" session, Rose receives a concerning phone call and Isabel is assaulted in the parking lot. Emma tells her friend David that she's pregnant. Kim moves back home with Tom.



Episode 5 - "God Has Shed His Grace on Thee"

Veteran's Day is approaching in this patriotic episode as Paul sells a gun to an unlikely customer. There is an active shooter at the high school. Emma loses the baby. Tom and Noah bond while Congresswoman Dixon leaves for Washington, DC.



Episode 6 - "In My Father's House"

Rose arrives home to emergency vehicles. Kristen sings with the band at practice when Tom experiences flashbacks of his childhood. Congresswoman Dixon returns for a rally at the high school for the victims. Noah scores some heroin. Kim cheats on Tom.



Episode 7 - "If I Knew"

It's almost Thanksgiving and Congresswoman Dixon and friends are giving out turkeys at the Hamptons Little Church. Kristen sees a pin that triggers her memory of the morning of 9/11. At the end of a "Religious Rehab" session, Paul figures out that Isabel is being abused. Zack, David, Scott and friends party at Emma's house. Tom discovers that Kim has been unfaithful.



Episode 8 - "Deck Them Halls, It's Christmas"

People gather at the Hamptons Little Church for a Christmas celebration. Congresswoman Dixon throws a holiday party at her home for friends. Isabel is pushed to the brink. Noah is out of control and overdoses. Kristen attempts suicide as she visits her first husband's gravesite.

Series Sizzle Reel



Character Descriptions

MAJOR CHARACTERS

Congresswoman Gabriella Dixon – 58-years-old
She recently moved from Albany to the Hamptons, close to where she was raised. Since the birth of the cell phone, she has taken up a new fight to end the "new drunk driving" of today...texting while driving. Although she is very well put together on the outside, she is not immune from the human struggles that affect us all. When she was 37, her mother died from breast cancer and 10 years later her husband was killed by a drunk driver. She is an only child and both parents are dead. She has a 24-year-old son who is a high school dropout and drug addict.

Tom Mathews – 45-years-old
The narrator of the show. He lives each day by the saying, "Too much of everything is just enough!" He is a genuine man of faith, a musician, singer and the facilitator of "Religious Rehab" which is similar to an AA meeting for people who are struggling with their faith and life. He's a recovering alcoholic.

Kim Mathews – 39-years-old.
Tom's wife. A high powered lawyer who has set her career as the major priority of her life...even to the detriment of her marriage and family.

Kristen Moore – 36-years-old
Single mom...but not by choice! Her true love, her first husband, died in 9/11. She has tried to move on. She remarried, had two children and is now divorced. Even though she keeps trying, Kristen will never find true love again. She's a waitress at the Krispy Biscuit.

Rose Anderson – 64-years-old
African American wife and grandmother whose elderly husband, Richard, is dying of Alzheimer's. She's a very optimistic, spiritual woman and a retired nurse. Loving, gentle, and hopeful are the perfect words to describe Rose.

Doug Tiannas – 47-years-old
A "Jack-of-all-trades" and Tom's longtime childhood atheist friend. He is the keyboardist in Tom's band "Higher Altitude".

Isabel Fernandez – 32-years-old
Single Hispanic mother who never married. She had her baby, Emma, when she was 16 years old. She works two jobs to make ends meet; a cleaning lady by day and a bartender at night.

Emma Fernandez – 16-years-old
High school student who is on the cheer team. She is very attractive, popular and intelligent but loves to party a little too much. She just wants to fit in… doesn't everybody?

Character Descriptions (con't)

MINOR CHARACTERS

David Garrett – 16-years-old - Homosexual high school student and Emma's best friend. Lives every day with peer pressure and bullying. He is the most honest and trustworthy person you'll ever meet.

Zack Smith – 17-years-old - Love interest of Emma and David's high school friend. High school jock.

Pastor Greg – 65-years-old - Pastor of the "Little Church of the Hamptons" and Tom's boss.

Tanner Hill - 32-years-old – Babysitter friend of Kristen who also waitresses at the Krispy Biscuit. She is living with cystic fibrosis.

Noah Dixon - 24-years-old – Congresswoman Dixon's son who suffers from Bipolar disorder. A high school dropout and drug addict.

Paul Decker- 60-years-old - Married father of three who works as a part time firearms salesman and as a security guard at the high school.

Samantha G. - 38-years-old - Scott's mom and high school English teacher.

Joe Nogle - 36-years-old - Isabel's abusive boyfriend.





Cast Biographies



MARIE OSMOND CONGRESSWOMAN DIXON

Marie Osmond has spent over 6 iconic decades in the entertainment business performing as a successful singer, television performer and talk show host, dancer, actor, author, entrepreneur and public speaker. She has continued to maintain relevance, remaining an instantly recognizable figure across the globe.

Her debut single Paper Roses reached the #1 spot on two Billboard charts, a feat that not only placed her among an elite class of musical royalty, but instantly catapulted her into international superstardom.

She is a multiple gold and platinum selling artist and CMA winner, garnering numerous Billboard chart-topping singles and albums, and three New York Times Bestselling books. She has entertained millions throughout the world through television, radio, film, literature, live concerts and Broadway performances. As a philanthropist, she cofounded Children's Miracle Network Hospitals, which has raised over 8 billion dollars for children to date. Marie was recently awarded "The Secretary of Defense Medal for Outstanding Public Service" by 4-Star General Bob Brown, US Army Pacific (representing Secretary of Defense James Mattis), during her Birthday concert in Hawaii. In 2019 the Hollywood Beauty Awards gave Marie the "Timeless Beauty Award" which is an honor bestowed upon a public figure that has maintained their grace and remained a positive influence and role model to their fans throughout their career. In August of 2019 Marie and Donny received the Key to the Las Vegas Strip and in October 2019 they cemented their legacy with a star on the Las Vegas Walk of Stars. Marie was previously a co-host on the award-winning daytime show "The Talk." Since Marie and brother Donny ended their 11-year residency at the Flamingo in November 2019, she travels the US with her sell-out Symphonic shows. Her performances receive rave reviews. She has also starred in three Lifetime Christmas movies: "The Road Home for Christmas" (2019), "The Christmas Edition" (2020) and most recently "A Fiancé For Christmas" (2021).

Marie's Top 10 Billboard Country Chart album, "Music is Medicine," has been the perfect set up for her recently released "Unexpected" studio album which pushed her voice to remarkable heights and debuted #1 on Billboard's Classical Crossover Albums Chart following its December, 2021 release. It spent 24 weeks in the Top 10, having re-entered and re-entered the charts - Marie appropriately named the album because it was such an 'unexpected' surprise for her. She says she did it for the fans who allowed her to reach this high. "Unexpected" is dedicated to her father who encouraged Marie to follow her passion and sing every style of music she loved.

Marie continues to perform and raise money for children's hospitals, research and awareness. She has influenced countless audiences and benefited an innumerable amount of lives worldwide. Marie has always had great affection for her countless fans and personally keeps in touch daily with them on:

www.facebook.com/marieosmond

http://twitter.com/marieosmond

http://instagram.com/marieosmond



TERRI CONN KRISTEN

Emmy award nominated actress Terri Conn has spent nearly 20 years in front of the camera, primarily, on network television. As one of eight lead characters on the teen drama "Breaker High" (alongside Ryan Gosling of "The Notebook" and "Lala Land") Terri discovered a love of connecting with the audience through her tears and laughter. This connection to her audience followed her from Hollywood to New York, when Conn was cast as a lead on the long-running CBS daytime drama "As the World Turns". For the next 13 years, she would enjoy the distinction of "fan-favorite", garnering an Emmy Nomination and the highest Q-rating of the large, ensemble cast. "As the World Turns" Executive Producer Chris Goutman says of his star, "Terri is an incredibly talented actress: funny, emotional, with an uncanny ability to connect to an audience.". Film roles (including 2016 festival darling "Jack & Diane") and guest-starring roles on high profile shows (such as "30 Rock" and "Law & Order") have peppered her career, helping Conn to become the well-rounded, mature story-teller that she is today. Terri's newest vision is to focus her contribution to the up-and-coming genre of faith-based content, both as an actress, as well as a writer/director and she feels incredibly blessed to call the 2017 musical TV show, "Wholly Broken", her debut project.

AS FEATURED IN

soapOPERAdigest   Sop soapcentral.com

ALICIA MINSHEW KIM



Alicia Minshew is best known for her portrayal of "Kendall Hart" on ABC's long running daytime drama "All My Children". Playing the role of Kendall for ten years earned her two Daytime Emmy nominations in 2009 and again in 2011. It also gave her a very loyal fan base. In 2015 she received her third Daytime Emmy nomination for the role of "Sara Preston" in the new political web series "Beacon Hill". Alicia can currently be seen starring in the first 2 seasons of the new show "Tainted Dreams" streaming now on Amazon Prime. She can also be seen in the following new films : "Desires of the Heart" opposite Val Lauren ,which recently received international theatrical release and "Lies I Told My Little Sister" which is now on DVD, Amazon Prime, ITunes and Vudu. She received a Best Supporting Actress nomination for "Desires" at the Hoboken International Film festival and Best Supporting Actress for "Lies" at the Golden Door International Film Festival as well. She just wrapped another film in which she starred in and produced called "This is Now"-written and directed by Markus Redmond. Most recently she completed a pilot for Hulu entitled "Shelter" in which she plays one of the two female leads. It was created and directed by Pat Denson. When Alicia is not running around playing pretend,she can be found doing her favorite thing, which is playing dress-up with her 7 year old daughter Willow!

AS FEATURED IN





MARTHA WASH   ROSE

Martha Martha Wash, the two time Grammy Award nominee is responsible for some of the biggest-selling, most beloved pop and dance hits in music history, and it's easy to be overwhelmed by the irresistible charm of her astonishing répertoire. Think of her legendary backup work as part of Two Tons Of Fun for Sylvester's disco classics, such as "(You Make Me Feel) Mighty Real". Remember how you celebrated the unrestrained joy of "It's Raining Men", as one half of the Weather Girls. Recall the sizzling heat of her powerhouse rendition of "Gonna Make Sweat (Everybody Dance Now)", the highlight of C+C Music Factory's career and a number one pop smash! Martha Wash has remained one of the world's most in-demand vocalists with her Billboard number one count at a staggering 14, she continues to command the attention of millions of fans.

Martha also stays busy with her charity work as a spokesperson for QSAC, Inc., a non-profit organization providing comprehensive services to individuals with autism and their families. The You Can Play Project, a not-for-profit dedicated to ensuring equality, respect and safety for all athletes, without regard to sexual orientation. Martha Wash is a star. **Watch the Official Soundtrack single "Come into the Light"**



Martha Wash
"Come into the Light"
TLJ New Millennium Music, ASCAP
Wholly Broken TV Series Soundtrack



TOM HUMBERT TOM | WRITER | COMPOSER | PRODUCER

Tom Humbert, the multi-talented director, writer, actor, singer, pianist, guitarist, bassist and organist, with his vast performance experience in television, radio, stage and screen, is the creator of the new faith-based musical TV show "Wholly Broken". This accomplished recording artist with five CD's to his credit and composer of hundreds of songs of praise, has had starring lead roles in more than 50 musical theater productions and tours across the United States and continues to be an active member of SAG - AFTRA and Actors Equity. Over the years, his live concerts have garnered rave reviews; Leah Frank, NY Times "Mr. Humbert is outstanding in one of NY's best events!" and Aileen Jacobson, Newsday "Tom's voice is wonderfully expressive!" and his many loyal YouTube followers agree whole heartedly. He has even performed at the White House for Presidents Bill Clinton and George H.W. Bush.

"Wholly Broken" has been a lifelong vocation for Tom and with more than 20 years of experience as director of music and liturgy for many churches, it's no wonder this faith-based musical TV show has come to life. **For more information check out** Christian Rock Band Tom Humbert + Higher Altitude

Supporting Cast



AVIAD BERNSTEIN



RICK ZAHN



JULIE MACCHIO



FRANKLIN OJEDA SMITH



ELIJAH BOOTHE



ABIGAIL JIM

Behind the Scenes

SUMMER CROCKETT MOORE   PRODUCER



Summer Crockett Moore is an award-winning actress/producer and a Managing Partner and founding member of Choice Films Inc. and Choice Theatricals. As a producer, she has helmed award-winning independent feature length and short films, Off-Broadway and Regional theater productions, and chaired an annual Celebrity Awards Gala Saluting NY Theatre and Film. Additionally, Summer served as a Showrunner and Line Producer for the upcoming television series Big Dogs. Feature Film projects include: The Winter House (2020), Trick (2019), The Scottish Play (2019), Beauty Mark (2018), Above All Things (2016), After the Sun Fell (2017), Lez Bomb (2018), Lost Cat Corona (2016), Dead Sound (2019), Junction (2013), Heather (2017), Wholly Broken (2017). Short Films include: Trust Me I'm A Lifeguard, These Things We Hold, Mired, Symposium, A Younger Man. TV Projects: Big Dogs (2020), Vevo's One Night Only (2016). Development projects include: Visiting Day, Things We Hold, American Stare, Miss Liberty, Private Woods and Best Death Ever. Theatre projects include the Off-Broadway world premieres of Scrambled Eggs, Reading Under the Influence, Stain, In the Daylight, and Tune In, as well as revivals of Playing with Fire and Five Women Wearing The Same Dress, and the regional / world premiere of the new plays, Between the Lines, and American Stare.

Summer can be seen and heard in various national and international television and radio commercial spots (over 650 in her commercial career) as well as in recurring roles in television shows and in feature films. She also voices multiple characters in several cartoon series. **For a full list of her credits & awards visit: www.choicefilms.com and www.summercrockettmoore.com**



TONY GLAZER   PRODUCER

Tony Glazer is an award-winning writer/director/producer and a Managing Partner of Choice Films Inc. and Choice Theatricals. Tony's plays have been produced in New York, New Jersey, Los Angeles, Chicago, Philadelphia, England and Canada. His feature film credits include Dead Sound (Director/Producer), The Scottish Play (Producer), Lost Cat Corona (Producer), After the Sun Fell (Director/Producer), The Winter House (Producer) and Junction, which he wrote, directed, and which won 17 major film festival awards around the country before a national and international theatrical release (int'l title Hostage). Most recently Tony was an Executive Producer, Showrunner, Director and Co-Writer on the television series, Big Dogs.

Glazer's stage plays include Stain, Safe, The Substance of Bliss (published by Samuel French), American Stare, In The Daylight, Reading Under the Influence, What Friends Are For and Magic Brain. Glazer's short play Lines has been published in the Best 10-Minute Plays 2012 edition, The Substance of Bliss won the L. Arnold Weissberger Award at The Williamstown Theatre Festival. Tony received his BFA in Acting from Boston University and studied acting with Maggie Flanigan. He is a member of SAG/ AFTRA, DGA and WGAE.. **For more information about Tony visit: www.tonyglazer.com**



JARETT BELLUCCI   PILOT EDITOR | CO-PRODUCER

Jarett Bellucci is a two-time Emmy Award winning Producer/ Director who creates work across all manner of mediums, including music video creator and editor to commercials, branded content to television and feature films.

As a commercial director, Jarett has helped Mastercard, Tropicana, Forbes, BMW, Kaplan, Mercedes, About, Buy Buy Baby, LandsharkLager, Polar, Dish Network, Bodyglide, Hess, Netflix, National Geographic, and PBS all tell their stories and define their brand.

He has produced and directed award winning narrative and documentary films selected by national/international film festivals. His feature film Sandpaper premiered at Raindance in London and won the Best American Feature Film at The NVIFF in Amsterdam. It now lives on Amazon Prime. His early career in storytelling caught the eye of Steven Spielberg who selected his short out of 12,000 films.

He brings everything you'd want from a director to a project - vision, style, sensibility, creativity, honesty and knows how to tap deeply into the viewer's emotions to deliver the message.

Jarett is a graduate from the prestigious School of Visual Arts in New York City. **www.bellucciproductions.com**







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